June 8, 2012

VIA EDGAR

United States Securities
    and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention: Jeffrey P. Riedler
                  Assistant Director

Re:           Caldera Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on April 20, 2012
File No. 333-179508

Dear Mr. Riedler:

Thank you for your May 4, 2012 letter regarding Caldera Pharmaceuticals, Inc. (“Caldera”).  In order to assist you in your review of Caldera’s Form S-1, we hereby submit a letter responding to the comments and Amendment No. 2 to Form S-1 marked to show changes.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Amendment No. 1 to Registration Statement on Form S-1/A

General

1.	Please note that we will be providing comments to you on your confidential treatment request under separate cover.

Response: We have revised the confidential treatment request based upon the comments we received.

Prospectus Cover Page

2.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

United States Securities
   and Exchange Commission
June 8, 2012

☐	Describe how and when a company may lose emerging growth company status;
☐
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

☐	State your election under Section 107(b) of the JOBS Act:

m
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

m
 If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: Complied with. We have added language on the cover of the Prospectus and a risk factor as well.

Risk Factors, page 3

General

3.
Please refer to your response to Comment 46. You indicate in your response that you have added language to the second risk factor regarding your limited marketing capabilities. However, no revision appears in this amendment.  It appears that your limited marketing capability is a material risk to your business, given that you have begun initial marketing of the XRpro instrument and your future operating results will suffer if your products do not achieve commercial acceptance.  Please add a separate risk factor that discusses your limited marketing capabilities and the fact that you do not anticipate expending large sums of money on a sales force or marketing efforts.

Response: Complied with. We have added a risk factor.

United States Securities
   and Exchange Commission
June 8, 2012

“We currently have spent and may continue to spend significant resources . . .,” page 7

4.
Please refer to your response to Comment 9.  Please expand this risk factor to describe when you filed suit against LANS and the stage of your pending litigation.  Although you cross-reference a portion of the Business section in this risk factor that contains detailed disclosure, the risk factors section should include all material information that investors should consider in making an investment decision.

Response: Complied with. We have expanded the risk factor.

“Our internal controls over financial reporting may not be effective . . .,” page 9

5.
You state in this risk factor that “[o]ur management will be required to report on our internal controls over financial reporting under Section 404 commencing in fiscal year 2012.” Please note that if you qualify as an emerging growth company, you are no longer required to comply with the auditor attestation requirements of Section 404.  Please revise accordingly, as appropriate.

Response: Complied with.  We have revised accordingly.

“Our lack of an independent audit committee and audit committee financial expert . . .,” page 10

6.
Please refer to your response to Comment 34. You indicate in your response that you have revised the heading of this risk factor to indicate the effect of your lack of an independent audit committee and audit committee financial expert on your ability to obtain a listing. However, no revision appears in this amendment.  Please revise your heading and expand your risk factor discussion accordingly.

Response: Complied with.  We have revised the heading and risk factor.

Use of Proceeds, page 12

7.
We note your disclosure that you intend to use the proceeds received from the exercise of warrants for general working capital purposes, including for the payment of marketing and personnel expenses. Please expand this statement to disclose whether you anticipate that you will have proceeds remaining following the payment of marketing and personnel expenses. If so, to the extent practicable, please address how the remaining proceeds will be allocated.

Response: Complied with. We have expanded the disclosure.

United States Securities
   and Exchange Commission
June 8, 2012

Business, page 12

Our Current and Future Business, page 13

8.
You indicate on page 13 that your pending government contracts contain Bayh-Dole and related provisions for disposition of intellectual property.  Please briefly describe “Bayh-Dole and related provisions” in the first instance you refer to these laws.

Response: We have added the requested information.

Our Analysis Technology, page 16

9.
Please refer to your response to Comment 49.  You indicate that the excerpts from the DiscoveRx Corporation sales catalog and the Fischer Scientific sales catalog attached to your response letter contain the pricing information of reagents.  However, it is unclear how the sales catalogues demonstrate that the use of a reagent in the analysis process can typically cost $0.50 or more per compound. In your next response letter, please provide more information.

Response:  The DiscoveRx ADP Quest Assay is an activity-based kinase assay. The price of reagents per test ranges from $618 for an 800-assay kit (Catalog number 90-0071; $618 reagent cost / 800 tests = $0.7725 reagents cost / test), to $3,090 for a 10,000-assay kit (Catalog number 90-0071L; $3090 reagent cost / 800 tests = $0.309 reagents cost / test).

See page 2 of the attached document “70-135 ADP Quest Product Insert Rev 8 (March 25, 2010)” for the number of tests that may be performed using a reagent bottle.

See the DiscoveRx catalog for pricing.

The Delfia tyrosine kinase kit is available from Fisher Scientist for $886.86. It is designed for 192 assays on 96-well format. This works out as $886.86 reagent cost/192 tests = $4.62 reagent costs /test.

See attached Perkin Elmer description, which reads “The DELFIA Tyrosine Kinase assay kit includes the reagents needed for determination of tyrosine kinase activity. The reagents are also available separately. The kit contains the following components, which are sufficient for 2 x 96 wells:”

Individual components for Delfia may also be purchased from PerkinElmer in larger batches. The cost for 20,000 assays is $19,573, as broken down below. The cost of $19,570 reagents / 20,000 tests gives a cost per assay of $0.9785 reagents per test.

United States Securities
   and Exchange Commission
June 8, 2012

The reagents for 20,000 tests of Delfia are:

●	$2,669: DELFIA Eu-N1 labeled anti-phosphotyrosine antibody at 50 ng/well, 1mg: $2669
●	$1,070: DELFIA Wash Concentrate, 5L: $214 per liter
●	$3,414: DELFIA Assay Buffer, 6L: $569 per liter
●	$2,085: DELFIA Enhancement Solution, 3L: $695 per liter
●	$10,332: DELFIA Streptavidin-coated clear plates (21 set of 10 96-well plates): $492 per set

Legal Proceedings, page 16

10.
Please refer to your response to Comment 57.  Although you have expanded your disclosure in this section to update the progress of your legal proceedings as of the latest practicable date, your discussion does not include a description of the relief you seek for each proceeding. Please revise your disclosure accordingly.

Response: Complied with. We have expanded and updated the legal proceedings section as requested.

Dilution, page 18

11.
We acknowledge your response to Comment 3. Please revise your disclosure of your historical net tangible book deficit to include any derivative liability and exclude the preferred stock classified in the mezzanine.  In addition, please add disclosure regarding your pro forma net tangible book value after your offering and, if this amount is negative, a statement that clarifies that the dilution to be experienced by investors in your offering will be greater than the anticipated offering price.

Response: Complied with. We have revised our disclosure and added the additional disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the year ended December 31, 2011 and the year ended December 31, 2010 Revenues, page 19

12.
Please refer to your response to comment 55. Item 101(c)(1)(viii) of Regulation S-K states that government orders that are firm but not yet funded would be considered backlog orders. Please explain why the two existing contracts for which you are still providing services and for which you expect to receive cash for such services are considered future commitments by the government but not backlog orders.

Response: Complied with. The wording has been amended to reflect that these are percentage of completion projects whereby revenues are only earned based on the progress made under the government grants.

United States Securities
   and Exchange Commission
June 8, 2012

Selling, general and administrative expenses, page 20

13.
We note that the drivers you discuss do not address the majority of the increase in selling, general and administrative expenses.  Please revise your disclosure to include additional factors that contributed to the increase in expense.

Response: Complied with. The disclosure has been amended and additional disclosure has been added for the quarters ended March 31, 2012 and 2011 respectively.

Liquidity and Capital Resources, page 21

14.
Please refer to your response to comment 60.  Please expand your discussion of liquidity and capital resources to include a discussion of cash provided by/used in operating activities, investing activities and financing activities for the year ended December 31, 2010 in addition to the information you provided for December 31, 2011.  Please discuss the factors that drive the cash flows and address any material changes in the underlying drivers.

Response: Complied with. The discussion on liquidity has been amended to reflect the Quarters ended March 31, 2012 and 2011 and the discussion on liquidity and capital resources has been amended to include the factors driving the underlying changes.

Executive Compensation and Other Information, page 24

Director Independence, page 26

15.
Please refer to your response to Comment 33. We requested in that comment that you remove all references to Rule 10A-3 from your prospectus, as it is not applicable to your facts and circumstances.  On page 26, you indicate that Messrs. Zimmerman and Rothman are “independent” in accordance with the requirements of Rule 10A-3 under the Exchange Act. Please revise this discussion to remove the reference to Rule 10A-3, and provide the disclosure required by Item 407(a)(1)(ii) of Regulation S-K.

Response: We have removed the reference.

United States Securities
   and Exchange Commission
June 8, 2012

Consolidated Balance Sheets, page F-1

16.
Please refer to your response to comment 68.  Please explain why the number of authorized Series A Convertible Preferred Stock is disclosed on the Balance Sheet as well as page F-18 as 500,000 shares but is disclosed in the response as well as throughout the filing as 400,000 shares. We note that you amended your Articles of Incorporation on April 10, 2012 but it is not clear how many shares were authorized before the amendment.  Please clarify.

Response: Complied with. The authorized preferred stock at the date of the financial statements has been adjusted to 10,000,000 shares and footnote 8  “Other Stockholders Equity” has been expanded to include an explanation of the subsequent amendment to the authorized preferred stock to 400,000 Series A Preferred stock.

Notes to the Consolidated Financial Statements

2. Accounting Policies and Estimates Revenue Recognition, page F-10

17.
Please refer to your response to comment 75.  It appears as though you deleted your policy for recognition of government contract revenue.  Please revise your disclosure to include the policy for government contract revenue similar to your disclosure on page 22.  It is still not clear how your policy is in compliance with ASC 912-605-25.  Please expand your policy to clarify how your method for recognizing revenue under government research contracts is appropriate.

Response: Complied with. Our contracts with Government agencies are on a Firm Fixed Price basis and a Cost plus fee basis, accordingly our Revenue recognition policy has been amended in its entirety to reflect the recognition of revenue on a percentage of completion basis using cost as a measure of percentage of completion and in compliance with ASC 605.

7. Derivative Financial Liability, page F-15

18.
Please refer to your response to comment 78.  Please explain to us how the anti dilution clause meets the scope of ASC 505-50.  Specifically address whether and how the patent rights acquired are either goods or services as contemplated in ASC 505-50-05 and 50550-15-2a. Also, please clarify if this anti dilution provision of the license agreement will still be in place if Los Alamos National Security sells their shares in this offering. If this provision goes away upon the sale of shares, please clarify if the instrument would be considered freestanding under ASC 480. Finally, please explain how you came to the conclusion in your response that the obligation is a derivative liability in terms of ASC 815-40.

Response: Complied with. The derivative financial liability has been removed from our financial statements.

United States Securities
   and Exchange Commission
June 8, 2012

In terms of ASC 505, the delivery of goods and services is required to meet the scope of this ASC. It is our view that any additional payment required under the anti-dilution clause for the use of a patent under a license agreement does not constitute the acquisition of a good or service, as we are not acquiring any further goods or services than we already own and therefore we do not meet the requirements of the ASC under ASC 505-50-05 or ASC 505-50-15-2a.

The anti-dilution clause does not meet the requirements of ASC815-40-15-3a as the derivative liability is not freestanding but is embedded in the underlying equity instrument and cannot be detached from the underlying shares held in Caldera Pharmaceuticals by LANS, see discussion below. In addition, the underlying stock held by LANS in Caldera pharmaceuticals is not readily convertible into cash as there is no active trading market in Caldera shares as yet.

Finally we consider whether the anti-dilution clause is regarded as freestanding under ASC 480. The anti-dilution clause embodied in the License Agreement between LANS and Caldera relates to a minimum equity stake in Caldera of 3% until such time as Caldera completes $20 million of equity (funds-in) financing.

The pertinent points to consider are as follows:

•	The shares held by LANS are being registered for sale in terms of this S-1A filing and as required by point 3e of Appendix A to the License Agreement.
•	The plain meeting and spirit of the agreement is such that the anti-dilution clause is only intended for LANS and only if they maintain their shareholding in Caldera.
•
The anti-dilution clause is specifically linked to the shareholding that LANS has in Caldera, any disposal of the shares held by LANS will render the anti-dilution clause void on the shares sold by LANS, therefore the anti-dilution clause cannot be considered a freestanding instrument under ASC 480, but rather integrally linked to the shareholding that LANS has in Caldera.

In our opinion, the requirements of ASC 480 are not met and therefore we believe that we do not have a derivative financial liability on the anti-dilution provisions on the License Agreement with LANS.

17. Litigation Seddie Bastanipour and Joel Bellows Suit, page F-25

19.
Please refer to your response to comment 79.  Your revised disclosure only addresses why an accrual was not recorded for this matter. Please revise your disclosure to include an estimate of the possible loss or range of loss related to the Bellows suit or a statement that such an estimate cannot be made. Please refer to ASC 450-20-50-3 and 50-4.

Response: Complied with. The disclosure has been amended to include the statement that an estimate of the loss cannot be made.

United States Securities
   and Exchange Commission
June 8, 2012

Signatures

20.
Please refer to your response to Comment 81.  We note that Dr. Warner has signed this registration statement in the capacity of Chief Executive Officer and Principal Financial Officer. However, the registration statement has not been signed by your controller or principal accounting officer pursuant to Instruction 1 to “Signatures” in Form S-1.  Please amend your Form S-1 to have your controller or principal accounting officer sign this Form S-1 in this capacity.  If Dr. Warner is also your controller or principal accounting officer, please indicate beneath his signature that he is signing the Form S-1 in the capacity of chief executive officer, chief financial officer, and controller or principal accounting officer.

Response: Complied with. We have added principal accounting officer under Dr Warner’s signature.

* * *

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (561) 237-0804.

Sincerely,

/s/ Hank Gracin

Hank Gracin

HG:ckg
Enclosures
cc:  Caldera Pharmaceutcals, Inc.

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Kinases – *Solution for Kinase Characterization and Profiling*

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ADP Quest™ & ADP Quest™ HS*

Activity Based Universal Assay for Any Kinase or ATPase

ADP Quest™ assay is a unique tool for researchers for profiling enzyme activity of ANY purified kinase or ATPase. The assay employs a generic, non-antibody based, non-radioactive method to detect the amount of ADP produced during phosphorylation. ADP Quest or the high sensitivity ADP Quest HS is a useful tool to determine Michaelis-Menten kinetics and to profile inhibitor mode of action and potencies. The assay is for research use only and has been validated in 96- and 384-well formats.

Product Features

- Compatible with any Kinase: Includes low activity enzymes, lipid kinases, histidine kinases, protein kinase, non-protein kinases, ATPase, UTPase or GTPase
- Kinetic and Endpoint Capability: Perform real time kinase kinetics at a constant ATP concentration
- Superior tolerance to ATP: characterize enzyme and run at or below Km
- Compatible with peptide substrates and whole proteins
- Homogeneous and non-radioactive assay: No HOT substance NO multiple additions, Mix and Read and HTS ready

For instrument compatibility, please click here.

For phosphotransferases such as Kinase, ATPase, UTPase and & GTPase validated with these assays, please click here.

Applications: Characterize Your Kinase within an Hour and Save Months of Assay Development Time

- Obtain Km for your substrate
- Profile kinase and compound
- Determine inhibitor mode of action & measure weak inhibitors

JNK
Time (min)

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Kinase Titrations
Kinase, ng / ml

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Click on figure to enlarge

Available Literature

Click here to view what we have available!

Product	Catalog #	Size (mL)	Product Insert	Price	
ADP Quest™ Assay	90-0071	8 mL	click here	$ 618	☐
ADP Quest™ Assay	90-0071M	24 mL	click here	$ 1,391	☐
ADP Quest™ Assay	90-0071L	100 mL	click here	$ 3,090	☐
ADP Quest™ Assay HS	90-0087S	4 mL	click here	$ 361	☐
ADP Quest™ Assay HS	90-0087	8 mL	click here	$ 618	☐
ATP Gold	90-0099	7 mg	click here	$ 105	☐

Kinase Assay Buffer A	92-0008A	20 mL	click here	$ 130	☐
Kinase Assay Buffer B	92-0008B	20 mL	request data	$ 135	☐
Kinase Assay Buffer C	92-0008C	20 mL	request data	$ 135	☐
Kinase Assay Buffer D	92-0008D	20 mL	request data	$ 135	☐

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Measuring ADP Accumulation

Kinases use ATP to phosphorylate a substrate. For every substrate molecule phosphorylated, an ADP molecule is generated. The ADP Quest & Quest HS measures total ADP by an enzyme coupled reaction. ADP Quest™ produces a positive fluorescent signal that is directly proportional to the ADP concentration. The fluorescent signal is red-shifted, minimizing interference from fluorescent compounds. Unlike the ATP depletion approach to generic kinase studies, ADP Quest gives robust performance even with high ATP (up to 200 µM) or low activity enzymes, and there is no second enzyme competing for ATP. The ADP Quest assay has been successfully implemented in both endpoint and kinetic modes.

*Covered by US Patent #7410755

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ADP Quest™ Assay

FLUORESCENCE INTENSITY DETECTION

Product Codes: 90-0071 Series

Table of Contents **Page**

Intended Use	2
Technology Principle	2
Storage	2
Materials Provided	2
Materials Not Provided	2
Guidelines for Use	3
Reagent Preparation	3
Assay Procedure (Standard Curve)	4
Assay Procedure (Kinase Reaction Kinetic Mode)	4
Assay Procedure (Kinase Reaction End-point Mode)	4
Representative Data	5
Quick Start Guide	6

Read the entire product insert fully before beginning the assay.

For additional information or Technical Support, contact DiscoveRx or visit the website.

The DiscoveRx name and logo and ADP Quest are trademarks of DiscoveRx, Corp. © DiscoveRx Copyright 2006

Corporate Headquarters
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70-135 ADP Quest Product Insert Rev 8 (March 25, 2010) Page 1 of 6

INTENDED USE

The ADP Quest™ Assay is a biochemical assay to measure the accumulation of ADP, a product of kinase and ATPase enzyme activity. The Assay is useful for determining substrate Michaelis-Menten kinetics and for profiling inhibitor potency and mode of action. It can be run in either an endpoint or kinetic mode and is compatible with both peptide substrates and whole proteins. The Assay is for research use only in 96-well or 384-well microplate formats.

TECHNOLOGY PRINCIPLE

The ADP Quest™ Assay is a homogeneous assay for the measurement of ADP, which is routinely generated as a product of kinase activity. Unlike alternative generic approaches that monitor the depletion of ATP from a kinase reaction, this method follows the product of the reaction, and offers a convenient gain-of-signal assay format. The assay employs a generic, non-antibody-based, non-radioactive method to detect the amount of ADP produced as a result of enzyme activity. ADP is detected using a coupled enzyme reaction system. The coupled enzyme reaction produces hydrogen peroxide from ADP, which is used to generate the fluorescently active resorufin dye from an

Step 1 Kinase Reaction
Substrate + ATP
60 minutes
Kinase or ATPase
Substrate-PO4 + ADP
Step 2 ADP Detection
ADP + PEP + cofactors
30 minutes
Pyruvate kinase
Pyruvate oxidase
H2O2 + ADHP
Peroxidase
Resorufin Fluor

STORAGE CONDITIONS

Upon arrival, store reagents at –20°C. Thaw reagents at room temperature before use, and after thawing, store reagents for up to 1 week at 2–8°C. For longer-term storage, aliquots of all the components may be re-frozen at –20°C. Equilibrate reagents to ambient room temperature before use.

MATERIALS PROVIDED

ADP Quest Assay kit components are as follows:

Product Code		90-0071	90-0071 M	90-0071 L	90-0071 XL
Test points in 96-well format		**400**	**1200**	**5000**	**25,000**
Test points in 384-well format		**800**	**2400**	**10000**	**50,000**
Kit Components		**Volume in each bottle**			
1	ADP Reagent A*	8 mL	3 x 8 mL	100 mL	500 mL
2	ADP Reagent B*	16 mL	3 x 16 mL	200 mL	1000 mL
3	ADP Standard (225 µM)	1 mL	3 x 1 mL	12 mL	50 mL
4	ADP Assay Buffer*	20 mL	3 x 20 mL	250 mL	1250 mL

- The ADP Assay Buffer is provided for convenience and may be used as the kinase reaction buffer, to prepare the substrate and/or the kinase, and as the base to add any other kinase reaction cofactors and compounds required. The assay buffer is pH 7.4 containing 15 mM HEPES, 20 mM NaCl, 1 mM EGTA, 0.02% Tween 20, 10 mM $MgCl_2$, and 0.1 mg/mL BGG (bovine-γ-globulins).
- Assay reagents are optimized for consistent performance; however, absolute fluorescence units may vary.
- * Reagents A and B upon thawing may show some particulate matter. This does not affect the performance of the assay. If required, reagents can be centrifuged or filtered through 0.2 micron filters to remove the particulate matter.

MATERIALS NOT PROVIDED

The following additional materials are required:

Equipment	Materials
• 96 or 384-well black microplates • Pipets and pipet tips • Fluorescence intensity reader • Filters and dichroics for the reader for Resorufin Peak Excitation wavelength: 530 nm Peak Emission wavelength: 590 nm	• Kinase enzyme • Kinase substrate • ATP (recommended DiscoveRx ATP Gold, Catalog # 90-0099) • Other cofactors and additives required for kinase reaction components such as phospholipids, and calcium.

70-135 ADP Quest Product Insert Rev 8 (March 25, 2010) Page 2 of 6

GUIDELINES FOR USE

The assay consists of two steps. Step 1 is the kinase reaction and step 2 is the addition of the detection reagents.

Kinase Reaction: The kinase reaction includes a purified or semi-purified active kinase, a substrate (peptide or protein), ATP, other appropriate additives and cofactors, and compounds, in a kinase reaction buffer.

Kinase Reaction Buffer: An assay buffer is provided which may be used as the kinase reaction buffer. If using a different kinase reaction buffer, diluting the ADP standard in your buffer and testing for any interference with the detection reagents is imperative. The assay can tolerate the following concentrations of commonly used components of the kinase reaction. The concentrations here refer to kinase reaction concentrations:

ATP	≤ 200 µM	EDTA	≤ 10 mM	NaCl	≤ 100 mM
BGG	≤ 1 mg/mL	EGTA	≤ 10 mM	$MgCl_2$	≤ 10 mM
DMSO	≤ 10%	Glycerol	≤ 0.5%	Sodium Orthovanadate	≤ 1 mM
DTT	≤ 0.025 mM	HEPES	≤ 15 mM	Optimal pH range	6.0 to 8.0

Kinase reaction optimization:
Components of the kinase reaction need to be optimized for each kinase and may need to be verified with new batches of kinase due to variability in enzyme activity. For optimal performance titrate the following components:

- Substrate
- Kinase
- ATP
- Any cofactors needed for kinase activity

Controls:
A control without kinase should be included in each experiment and signal from this control may be used for correction of background signal, this control should have ATP, substrate, and compounds.

Tips for optimal performance:

- Use the highest quality ATP in performing kinase reactions. Some sources of ATP contain high amounts of contaminating ADP that can significantly increase assay background. We recommend using DiscoverRx ATP Gold (Cat # 90-0099). ATP powder should be stored desiccated at -20 °C. Ideally fresh ATP solutions should be used and made up in 10 mM Tris, pH 7.0. Alternatively stock solution can be aliquoted and stored frozen at -80 °C. Do not freeze-thaw ATP stock solution.
- Avoid using reducing agents such as DTT in the kinase reaction (must be ≤ 0.025 mM) .
- Equilibrate all detection reagents to room temperature for at least 1 hour before use.
- ADP Reagent A and Reagent B must be added separately. **Do not pre-mix**.
- Reagent A must be added before Reagent B for optimal assay performance.
- When using the kinetic mode, first verify that addition of the detection reagents does not stop the kinase activity.
- When using the kinetic mode, compare each kinase concentration with ATP and without ATP.

REAGENT PREPARATION

For ADP Standard Curve: Prepare (7) 3-fold serial dilutions of the ADP standard in the assay buffer provided in polypropylene tubes. The ADP standard concentrations range from 75 to 0.10 µM. Use the assay buffer as the zero ADP control.

For the Kinase Reaction: Add cofactors and/or additives to the assay buffer provided or prepare a kinase reaction buffer. The kinase reaction has a final reaction volume of 20 µL (384-well plate) and 40 µL (96-well plate). The kinase reaction includes a purified or semi purified active kinase, a substrate, ATP, and other appropriate additives/cofactors.

ADP Reagent A: Ready to use, no preparation needed.

ADP Reagent B: Ready to use, no preparation needed.

70-135 ADP Quest Product Insert Rev 8 (March 25, 2010) Page 3 of 6

Assay Procedure (Standard Curve)

The table below outlines the volumes and procedure for the ADP standard curve for a 384-well plate format. For 96-well format, multiply all volumes by a factor of 2.

384-well Plate	ADP Standard
Step 1: Standard Dilutions	20 µL ADP Standard dilutions
Step 2: ADP Detection	10 µL Reagent A
	20 µL Reagent B
Read Fluorescence Intensity signal after 30 minutes at room temperature* Resorufin Excitation wavelength – 530 nm Resorufin Emission wavelength – 590 nm	

* The signal may be measured up to 6 hours after addition of Reagent B; however, since the background continues to increase over time, subtracting the background from the signal is required when comparing different plates.

Assay Procedure (Kinetic mode)

The table below outlines assay volumes and procedure for kinase reactions for kinetic mode. In order to use this mode, first verify that the kinase activity does not stop when detection reagents are added. The volumes in the table below are for 384-well plate format. For 96-well plate, multiply all volumes by a factor of 2.

Kinetic Mode (384-well plate)	Kinase Reaction
Kinase Reaction components	5 µL substrate
	10 µL Kinase
ADP Detection Reagents	10 µL Reagent A
	20 µL Reagent B
Kinase Reaction Start	5 µL ATP
Read Fluorescence Intensity signal every 2-5 minutes* Resorufin Excitation wavelength – 530 nm Resorufin Emission wavelength – 590 nm	

* The amount of time it takes to reach a plateau will depend on kinase activity and kinase reaction concentrations. For each of the ATP levels being tested, a "no kinase" control must be included. If readings are taken more often, some photo bleaching may occur.

Assay Procedure (End-point mode)

The table below outlines assay volumes and procedure for kinase reactions for end-point mode. The volumes in the table are for a 384-well plate format. For 96-well format, multiply all volumes by a factor of 2.

End-Point Mode (384-well Plate)	Kinase Reaction
Step 1: Kinase Reaction	20 µL kinase reaction (kinase, substrate, ATP, compound)
	Kinase reaction incubation*
Step 2: ADP Detection	10 µL Reagent A
	20 µL Reagent B
Read Fluorescence Intensity signal after 30 minutes at room temperature ** Resorufin Excitation wavelength – 530 nm Resorufin Emission wavelength – 590 nm	

* The incubation time and temperature for the kinase reaction should be optimized for each kinase. For some kinases, the addition of ADP Quest reagents will stop kinase activity. For those kinases not stopped by the detection reagents, EDTA may be used up to 10 mM.

** The signal may be measured up to 6 hours after addition of Reagent B, however, since the background continues to increase over time, subtracting the background from the signal is required when comparing different plates.

70-135 ADP Quest Product Insert Rev 8 (March 25, 2010) Page 4 of 6

Representative Data

The following is representative data for illustrative purposes. Actual results may vary.

Figure 1: The ADP Standard curve is illustrated below. The dynamic assay range is up to 75 µM ADP with a least detectable dose of ≤ 0.6 µM. The data is shown using a second order polynomial curve fit.

Figure 1: ADP Standard Curve

RFU
100000
10000
1000
100
0.1
1
10
100
ADP [µM]

Figure 2: PKA activity was measured at various concentrations with fixed substrate and ATP concentrations in kinetic mode and the data is represented as signal over time. Note that at higher enzyme concentrations the substrate is depleted and a plateau is reached, which is expected.

Figure 2: PKA kinase activity (kinetic mode)

RFU
7500
5000
2500
0
0
10
20
30
40
50
60
70
Time (minutes)
316 ng/ml PKA
100 ng/ml PKA
31.6 ng/ml PKA
10 ng/ml PKA
3.16 ng/ml PKA

Figure 3: Three kinases (PKAα, JNK2α2, and CK1) with varying activity were tested using the end-point procedure with 100 µM ATP and substrates as indicated (100 µM Kemptide for PKA, 250 µM CK peptide for CK1, and 100 µM ATF2 peptide for JnK2). Kinase reactions were incubated for 1 hour at 30°C, followed by the addition of ADP Reagent A and Reagent B. Figure 3a illustrates rank order of activity of the three kinases PKAα > CK1> JNK2α2. Staurosporine is a potent inhibitor of PKA and a weak inhibitor of both CK1 and JNK2α2. Staurosprine was titrated for all three kinases (PKAα, JNK2α2, and CK1) with peptide substrates and ATP held constant at their respective K_m concentrations using the end-point procedure. Staurosporine inhibition curves are illustrated in figure 3b.

Figure 3a: Kinase Titrations

Kinase EC50
PKA 27 ng/mL
CK 66 ng/mL
Jnk2 91 ng/mL
RFU
12000
10000
8000
6000
4000
2000
0
0.1
1
10
100
1000
Kinase, ng / ml
PKA
CK
Jnk2

Figure 3b: Staurosporine Dose Response Curve

RFU (PKA & CK1)
RFU (Jnk2)
3000
2000
1000
0
5000
4000
3000
2000
1000
0
Kinase IC50
PKA 5.9 nM
CK 526 nM
Jnk2 2.8 µM
Staurosporine, M

70-135 ADP Quest Product Insert Rev 8 (March 25, 2010) Page 5 of 6

Quick Start Guide

This quick start guide assumes that you have optimized your kinase reaction conditions, for example, ATP concentration, substrate concentration, and kinase amount.

The flowcharts below outline assay volumes and procedure for both kinetic mode and end-point mode. The volumes outlined are for 384-well plate format. For 96-well format, multiply all volumes by a factor of 2. Run appropriate controls with all experiments.

Kinetic Mode *

5 µL substrate
10 µL kinase
10 µL Reagent A
20 µL Reagent B
5 µl ATP
Read every 2-5 minutes
(Excitation 530 nm
Emission 590 nm)

End-Point Mode *

20 µL Kinase Reaction
(compound + substrate
+ kinase + ATP)
Incubate
60 minutes
10 µL Reagent A
20 µL Reagent B
Incubate 30 minutes at room temperature
Read Signal
(Excitation 530 nm
Emission 590 nm)

* For more detailed procedures and guidelines refer to pages 3 and 4 of this product insert.

70-135 ADP Quest Product Insert Rev 8 (March 25, 2010) Page 6 of 6

DELFIA Eu-N1 Anti-Phosphtyrosine (PT66), 1mg

Product number: AD0041

Unit price: 2669.00 USD

Unit size: 1/EA

Quantity: 1

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Generic DELFIA® reagents are intended for use in dissociation-enhanced time-resolved fluorometric assays. All reagents have been labelled using the DELFIA® N1-chelate. They are suitable for highly sensitive end point measurements in separation based assays such as those for detection of protein-protein binding and cell adhesion as well as for immunoassays.

The PY20 antibody (IgG2b) and PT66 antibody are mouse monoclonal antibodies that bind to phosphorylated tyrosine residues.

Eu-N1 labeled anti-phosphotyrosine PT66 antibody for DELFIA® kinase assays. The PT66 antibody is an affinity purified mouse monoclonal antibody that binds to phosphorylated tyrosine residues.

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- AD0041

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Storage Conditions : Store at -20-+8℃

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PerkinElmer recognizes the importance of proper training to ensure that our customers benefit fully from the capabilities of our instruments.Our Training Academy offers many training options; such as web based training, classroom or customized courses, to help you get the most out of your time in the lab.

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DELFIA® Assay Buffer, 1000mL

Product number: 4002-0010

Unit price: 569.00 USD

Unit size: 1000 mL

Quantity: 1

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The DELFIA® Assay Buffer is a buffered protein and detergent solution intended for use in DELFIA® assays that include lanthanide-labelled proteins. It is optimised to give a minimum fluorescence background and non-specific binding in solid phase DELFIA® assays. The formulation includes ready-to-use Tris-HCl buffered NaCl solution (pH 7.8) containing 0.05% NaN_3, bovine serum albumin (BSA), bovine gamma globulins, Tween 40, diethylenetriaminpentaacetic acid (DTPA) and an inert red dye.

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- DELFIA Assay Buffer 4002-0010

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- Search our MSDS database for this product:DELFIA® Assay Buffer, 1000mL

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Storage Conditions : Store at 2-8℃
Storage Temperature : 2-8℃

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PerkinElmer recognizes the importance of proper training to ensure that our customers benefit fully from the capabilities of our instruments.Our Training Academy offers many training options; such as web based training, classroom or customized courses, to help you get the most out of your time in the lab.

Topics range from theory to techniques relating to specific methodology, optimization, and familiarization with instrumentation and related software. Courses are offered at various locations throughout the Americas, as well as Seer Green, England and Turku, Finland.

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DELFIA® Enhancement Solution, 1000 mL

Product number: 4001-0010

Unit price: 695.00 USD

Unit size: 1000 mL

Quantity: 1

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The DELFIA® Enhancement Solution is an acidic chelating detergent solution intended for use in the quantitative determination of Eu^{3+}/Sm^{3+} when using time-resolved fluoroimmunoassay. The solution dissociates Eu^{3+}/Sm^{3+} from solid phase bound Eu-labelled antibodies during a time period of a few minutes to form a homogeneous and highly fluorescent Eu/Sm-(2-NTA)$_3$(TOPO)$_{2\text{-}3}$ micellar chelate solution. The solution allows highly sensitive Eu^{3+}/Sm^{3+} measurements to be made when using the time-resolved fluorometer. The DELFIA® Enhancement Solution is also used as part of Tb^{3+}/Dy^{3+} measurement together with DELFIA® Enhancer (prod. no. C500-100).

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Storage Conditions : Store at 2-8°C
Storage Temperature : 2-8°C

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PerkinElmer recognizes the importance of proper training to ensure that our customers benefit fully from the capabilities of our instruments.Our Training Academy offers many training options; such as web based training, classroom or customized courses, to help you get the most out of your time in the lab.

Topics range from theory to techniques relating to specific methodology, optimization, and familiarization with instrumentation and related software. Courses are offered at various locations throughout the Americas, as well as Seer Green, England and Turku, Finland.

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DELFIA® Streptavidin-coated clear plate, 8 x 12 strips, 10 plates

Product number: 4009-0010

Unit price: 492.00 USD

Unit size: 10/PK

Quantity: 1

Add to cart

Streptavidin coated DELFIA® plates bind all biotinylated biomolecules; e.g. peptides, proteins, antibodies, and haptens. The biotin binding capacity is 10 pmol/well in 200 µL volume.
The 8 x 12 strip format plate offers maximum flexibility when just part of the plate is used at a time.

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- DELFIA Streptavidin Microtitration Strips 4009-0010

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PerkinElmer recognizes the importance of proper training to ensure that our customers benefit fully from the capabilities of our instruments.Our Training Academy offers many training options; such as web based training, classroom or customized courses, to help you get the most out of your time in the lab.

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DELFIA® Wash Concentrate, 1000mL

Product number: 4010-0010

Unit price: 214.00 USD

Unit size: 1000 mL

Quantity: 1
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The Wash Concentrate is intended for *in vitro* use with the DELFIA® Platewash or the AutoDELFIA Automatic Immunoassay System after dilution with distilled water.

Concentrated washing solution for The DELFIA® assays.

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- DELFIA Wash Concentrate 4010-0010
- DELFIA Wash Concentrate 4010-0010
- DELFIA Wash Concentrate 4010-0010
- DELFIA Wash Concentrate 4010-0010
- DELFIA Wash Concentrate 4010-0010

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- Search our MSDS database for this product:DELFIA® Wash Concentrate, 1000mL

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Storage Conditions : Store at 2-8°C

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- Unmatched Sensitivity Time After Time

PerkinElmer recognizes the importance of proper training to ensure that our customers benefit fully from the capabilities of our instruments.Our Training Academy offers many training options; such as web based training, classroom or customized courses, to help you get the most out of your time in the lab.

Topics range from theory to techniques relating to specific methodology, optimization, and familiarization with instrumentation and related software. Courses are offered at various locations throughout the Americas, as well as Seer Green, England and Turku, Finland.

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